Exhibit 99.1

Genoptix Completes Acquisition of PersonalizeDx from Rosetta Genomics

First step in the process of Genoptix acquiring all of Rosetta Genomics

Next step is the completion of a merger for $8 million in cash pursuant to which value to Rosetta Genomics’ equity holders is preliminarily estimated to be

$0.40 - $0.45 per ordinary share, after deductions for debt, warrant termination payments, fees, expenses and other items

Record date for shareholder meeting to approve the merger is March 9, 2018 and Rosetta Genomics strongly urges shareholders to vote for new transaction as its cash position is insufficient to fund operations beyond a short period of time

CARLSBAD, Calif., PHILADELPHIA and REHOVOT, Israel (March 5, 2018) – Genoptix, Inc., a leading oncology diagnostic laboratory, and Rosetta Genomics Ltd. (NASDAQ: ROSG), a genomic diagnostics company that improves treatment decisions by providing timely and accurate diagnostic information to physicians, jointly announce that they have consummated the first step in their previously announced acquisition by completing the sale of PersonalizeDx to Genoptix for $1 million in cash on March 2, 2018.

The next step in the acquisition is the consummation of the previously announced merger transaction for $8 million in cash. After deducting expected payments for outstanding debt, convertible debentures, warrant termination payments, professional fees, expenses and other items, this purchase price equates to an amount that is preliminarily estimated to be $0.40 - $0.45, in cash, for each ordinary share of Rosetta Genomics.

The transactions have been unanimously approved by the Board of Directors of both companies, and the closing of the merger is expected to occur during the second quarter of 2018, subject to approval by Rosetta Genomics’ shareholders at an extraordinary meeting of shareholders to be held on April 6, 2018 and to customary closing conditions. Shareholders of record on March 9, 2018 will be eligible to vote at this meeting.

In connection with the proposed merger, Rosetta Genomics intends to file a proxy statement with the Securities and Exchange Commission ("SEC"). Shareholders of Rosetta Genomics are urged to carefully review the proxy statement, when available, because it will contain important information about the proposed merger and the estimated closing purchase price for each ordinary share.

Upon closing of the merger, trading in shares of Rosetta Genomics on the Nasdaq Capital Market will cease, and Rosetta Genomics will become a wholly owned subsidiary of Genoptix.

About Rosetta Genomics

Rosetta is pioneering the field of molecular diagnostics by offering rapid and accurate diagnostic information that enables physicians to make more timely and informed treatment decisions to improve patient care. Rosetta has developed a portfolio of unique diagnostic solutions for oncologists, endocrinologists, cytopathologists and other specialists to help them deliver better care to their patients. RosettaGX Reveal™, a Thyroid microRNA Classifier for classifying indeterminate thyroid nodules, as well as the full RosettaGX® portfolio of cancer testing services are commercially available through the Company’s Philadelphia, PA-based CAP-accredited, CLIA-certified labs.

About Genoptix, Inc.

Genoptix is a leading clinical oncology laboratory specializing in hematology and solid tumors, and operates one of the largest hematopathology centers in the U.S. It provides personalized and comprehensive diagnostic services to hematologists, oncologists and pathologists, with a specialization in diagnosing cancers and disorders in bone marrow, blood and lymph nodes, as well as in solid tumor workups using molecular testing. Through an integrated approach to case management, Genoptix delivers individualized, actionable results for each patient to help the referring physician make the best treatment decision. Genoptix is a portfolio company of Ampersand Capital Partners and 1315 Capital. For more information, please visit www.genoptix.com.

Notes: Genoptix is a registered trademark of Genoptix, Inc. Any other names of actual companies, organizations, entities, products or services may be the trademarks of their respective owners.

About Ampersand Capital Partners

Founded in 1988, Ampersand is a middle market private equity firm dedicated to growth-oriented investments in the healthcare sector. Ampersand leverages its unique blend of private equity and operating experience to build value and drive superior long-term performance alongside its portfolio company management teams. Ampersand has helped build numerous market-leading companies across each of our core healthcare sectors, including Brammer Bio, Confluent Medical, Genoptix, Talecris Biotherapeutics and Viracor-IBT Laboratories. Additional information about Ampersand is available at www.ampersandcapital.com.

About 1315 Capital
1315 Capital provides expansion and growth capital to commercial-stage specialty pharmaceutical, medical technology, and healthcare services companies. 1315 Capital leverages experienced investors and proven operating teams to work alongside portfolio company management to rapidly grow platform companies into high value businesses that positively impact patients, physicians, and the broader healthcare system. For more information, visit www.1315capital.com.

Forward-Looking Statement Disclaimer

Various statements in this release concerning the future expectations, plans and prospects of Rosetta and Genoptix containing the words “expect,” “believe,” “will,” “may,” “should,” “project,” “estimate,” “anticipated,” “scheduled,” and like expressions, and the negative thereof, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. These forward-looking statements represent expectations of Rosetta and Genoptix as of the date of this press release. Subsequent events may cause these expectations to change, and Rosetta and Genoptix disclaim any obligation to update the forward-looking statements in the future except as may otherwise be required by the federal securities laws. Rosetta and Genoptix may not be able to complete the proposed transactions on the terms described herein or other acceptable terms or at all. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the failure to obtain the requisite approval of Rosetta’s shareholders or the failure to satisfy other closing conditions, (3) risks related to disruption of management’s attention from Rosetta’s and Genoptix’s respective on-going business operations due to the pending transaction, (4) the effect of the announcement of the pending transactions on the ability of Rosetta and Genoptix to retain and hire key personnel, maintain relationships with their respective customers and suppliers, and maintain their respective operating results and businesses generally and (5) risks that the actual purchase price per share could differ from our estimate because the actual amount of payments for outstanding debt, convertible debentures, warrant termination payments, professional fees, expenses and other items could differ from our assumptions. Further information on potential factors that could affect actual results is included in Rosetta’s reports filed with the SEC.

Additional Information and Where to Find It

In connection with the merger, Rosetta intends to submit relevant materials to the U.S. Securities and Exchange Commission (the “SEC”) and other governmental or regulatory authorities, including a proxy statement and form of proxy card. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROSETTA AND THE MERGER. The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by Rosetta to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to the Merger.

Genoptix Media Contact
Jennifer Moritz
Zer0 to 5ive
jmoritz@0to5.com
(917) 748-4006

Rosetta Genomics Investor Contact:

Ron Kalfus

ronk@rosettagx.com

(949) 587-7522

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